THIS PAPER DOCUMENT IS BEING SUBMITTED PURSUANT TO
RULE 901 9(d) OF REGULATION S-T


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 4)*


Hyperion 2002 Term Trust
(Name of Issuer)

Common Stock, Par Value $0.00 per share
(Title of Class of Securities)

448915108
(CUSIP Number)


(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:
[X ]
Rule 13d-1(b)
[ ]
Rule 13d-1(c)
[ ]
Rule 13d-1(d)


CUSIP No. 448915108


1.
Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

First Union Corporation
56-0898180


2.
Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b)


3.
SEC Use Only


4.
Citizenship or Place of Organization
North Carolina


Number of Shares Beneficially Owned by Each Reporting
Person With


5.
Sole Voting Power            11111366

6.
Shared Voting Power          0

7.
Sole Dispositive Power       11106389

8.
Shared Dispositive Power     0


9.
Aggregate Amount Beneficially Owned by Each Reporting Person
11111366


10.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(See Instructions)
Not Applicable.


11.
Percent of Class Represented by Amount in Row (11)
36.49%

12.
Type of Reporting Person (See Instructions)
Parent Holding Company (HC)


Item 1.

(a)Name of Issuer
Hyperion 2002 Term Trust


(b) Address of Issuer's Principal Executive Offices
520 Madison Avenue

New York, New York 10022


Item 2.

(a) Name of Person Filing
 First Union Corporation


(b) Address of Principal Business Office or, if none, Residence
 One First Union Center
 Charlotte, North Caronlina 28288-0137


(c) Citizenship
 North Carolina


(d) Title of Class of Securities
 Common Stock, Par Value $.01 per share


(e) CUSIP Number
 337358105


Item 3.
If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or
c), check whether the person filing is a:

(g)[X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

Item 4.
Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)
Amount beneficially owned: 11111366.

(b)
Percent of class: 36.49%.

(c)
Number of shares as to which the person has:

(i)
Sole power to vote or to direct the vote 11111366.


(ii)
Shared power to vote or to direct the vote 0.


(iii)
Sole power to dispose or to direct the disposition of 11106389.


(iv)
Shared power to dispose or to direct the disposition of 0.




Item 5.
Ownership of Five Percent or Less of a Class


If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X ].


Item 6.
Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.


Item 7.
Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on By the Parent Holding Company
First Union Corporation is filing this schedule pursuant to Rule 13d-1(b)(1)
(ii)(G) as indicated under Item 3(g). The relevant subsidiaries are Tattersall Advisory Group, Inc. (IA) and First Union National Bank (BK). Tattersall Advisory Group, Inc. is an investment advisor for mutual funds and other clients; the securities reported by this subsidiary are beneficially owned by such mutual funds or other clients. The other First Union entities listed above hold the securities reported in a fiduciary capacity for their respective customers.


Item 8.
Identification and Classification of Members of the Group
Not Applicable.


Item 9.
Notice of Dissolution of Group
Not Applicable.

Item 10.
Certification

(a)
The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

02/14/2000
Date

Signature

Karen F. Knudtsen, Assistant Vice President & Trust Officer
Name/Title